Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 2 pages



omi
LIMITED



03022477

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Monday May 26, 2003.



RECEIVED
JUN 0 2 2003

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	22 May, 2003	Company Announcement: Notification of receipt of the first North American purchase order for supply of its award winning Safety Scalpels from Personna Medical

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Office Manager.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871



omi
LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3209 4765

22 May 2003

ASX Company Announcements Office

Notification of receipt of the first North American purchase order for supply of its award winning Safety Scalpels from Personna Medical.

OMI recently signed an agreement with Personna Medical, a division of the American Safety Razor Company, for the exclusive distribution of its innovative award winning Safety Scalpel throughout the USA, Canada, the Caribbean and Mexico.

OMI has now received the first order from Personna Medical for the supply of its award winning Safety Scalpel. This order exceeds $250,000 and is scheduled for delivery in June.

Personna Medical will market the Safety Scalpel under the brand name 'Personna Safety Scalpel'

Earlier this month OMI's Safety Scalpel won an Australian Design Award in the industrial design category at the Australian Design Awards in Melbourne. The Awards recognise and reward excellence in Australian product design and innovation.

The Safety Scalpel features a blade encased in a protective cartridge. When in use, the cartridge slides down, exposing the blade but then slides back to completely cover the blade when not in use. The OMI award winning Safety Scalpel is unique in that it is the only Safety Scalpel in the world that can be supplied with a plastic or steel handle.

The OMI Safety Scalpel will be formally launched on the Australian market in July/ August and shortly afterwards throughout Europe.

Bruce Kiehne
Managing Director